June 22, 2020 By Electronic Submission	Rosemary G. Reilly +1 617 526 6633 (t) +1 617 526 5000 (f) rosemary.reilly@wilmerhale.com

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Chris Edwards

Re:           Akouos, Inc.

Registration Statement

Filed June 5, 2020

File No. 333-238977

Ladies and Gentlemen:

On behalf of Akouos, Inc. (the “Company”), submitted herewith is Amendment No. 1 to the registration statement on Form S-1 of the Company (the “Registration Statement”), which the Company is concurrently filing via EDGAR.

The Registration Statement reflects certain revisions in response to a comment contained in a letter, dated June 11, 2020 (the “Letter”) from Chris Edwards of the Staff (the “Staff”) of the Securities and Exchange Commission to Emmanuel Simons, the Company’s President and Chief Executive Officer, relating to the registration statement on Form S-1.  The response set forth below is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.  For convenience, the response is keyed to the numbering of the comment and the heading used in the Staff’s letter.  Where appropriate, the Company has responded to the Staff’s comment by making changes to the disclosure in the Registration Statement.  Page numbers referred to in the response reference the applicable pages of the Registration Statement.

Registration Statement on Form S-1

Description of Capital Stock
Exclusive Forum Provision, page 190

1.                                      We note that your forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for certain litigation arising under the Securities Act.  Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.  In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 67 and 191 of the Registration Statement.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6633 or facsimile at (617) 526-5000.  Thank you for your assistance.

Very truly yours,

/s/ Rosemary G. Reilly
Rosemary G. Reilly

Cc:	Emmanuel Simons, Ph.D., M.B.A.,
Akouos, Inc.
Karoline K. Shair, Ph.D., J.D.
Akouos, Inc.